Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2/A and the related Prospectus of NanoSensors, Inc. of our report dated March 14, 2006, except for certain revisions to Notes 3, 5 and 8, as to all of which the date is November 1, 2006, with respect to the balance sheet of NanoSensors, Inc. as of November 30, 2005 and the related statements of operations, shareholders’ deficit and cash flows for the year ended November 30, 2005 and for the cumulative period from inception (December 23, 2003) to November 30, 2005, which report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Lazar Levine & Felix LLP

New York, New York
December 1, 2006